Exhibit (d)(28)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement effective as of July 16, 2014, (“Amendment No. 1”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”), WHV Investment Management (“WHV”), a Washington corporation and Hirayama Investments, LLC, a limited liability company organized in Delaware (“Hirayama Investments”, together with WHV, the “Advisers”).

FMG LLC and the Advisers agree to modify the Amended and Restated Investment Advisory Agreement dated as of July 10, 2012 (“Agreement”) as follows:

1. Name Change. Effective May 1, 2014, the name of EQ/International Core PLUS Portfolio was changed to AXA International Core Managed Volatility Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to AXA International Core Managed Volatility Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		WHV INVESTMENT MANAGEMENT

By:	/s/ Steven M. Joenk	By:	/s/ Heather Hall
	Steven M. Joenk		Name: Heather Hall
	Chairman, Chief Executive Officer and President		Title: CFO

HIRAYAMA INVESTMENTS, LLC

		By:	/s/ Richard Hirayama
Name: Richard Hirayama
Title: Managing Member

APPENDIX A

AMENDMENT NO. 1

TO

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

WITH

WHV INVESTMENT MANAGEMENT AND HIRAYAMA INVESTMENTS, LLC.

The Manager shall pay WHV Investment Management monthly compensation computed daily at an annual rate equal to the following:

Portfolio	Annual Advisory Fee**
AXA International Core Managed Volatility Portfolio*	0.65% of the Active Allocated Portion’s average daily net assets up to and including $100 million; 0.50% of the Active Allocated Portion’s average daily net assets in excess of $100 million up to and including $250 million; 0.40% thereafter.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Active Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the results by the number of the days in the year. The daily fee applicable to the Active Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the Active Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the Active Allocated Portion, used in the fee calculation.